EXHIBIT 2.2

AMENDED AND RESTATED DISTRIBUTION AGREEMENT

between

CENTEX CORPORATION

and

CENTEX CONSTRUCTION PRODUCTS, INC.

November 4, 2003

i

EXHIBITS
Exhibit A — Form of Administrative Services Agreement
Exhibit B — Form of Intellectual Property Agreement

ii

AMENDED AND RESTATED DISTRIBUTION AGREEMENT

      This AMENDED AND RESTATED DISTRIBUTION AGREEMENT, dated as of November 4, 2003 (this “Agreement”), amends and restates in its entirety the DISTRIBUTION AGREEMENT, dated as of July 21, 2003, between CENTEX CORPORATION, a Nevada corporation (“Centex”), and CENTEX CONSTRUCTION PRODUCTS, INC., a Delaware corporation (“CXP”).

WITNESSETH:

      WHEREAS, as of the date hereof, Centex owns 11,962,304 shares of Common Stock, par value $.01 per share, of CXP (“Common Stock”), representing approximately 65% of the outstanding shares of such class;

      WHEREAS, prior to the date upon which the Reclassification (as hereinafter defined) is consummated, Centex will contribute 9,220,000 shares of Common Stock (the “Contributed Shares”) to ARG Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Centex (“Merger Sub”) and will continue to own 2,742,304 shares of Common Stock (the “Additional Shares”);

      WHEREAS, concurrently with the execution hereof, CXP, Centex and Merger Sub are entering into an Amended and Restated Agreement and Plan of Merger, dated as of the date hereof (as amended from time to time, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into CXP (the “Merger”), with the result that the following changes will be made to the capital stock of CXP and Merger Sub: (i) the Contributed Shares will be canceled and retired with no securities or other consideration issued in exchange therefor; (ii) all of the outstanding shares of common stock of Merger Sub will be converted into an aggregate of 9,220,000 shares (the “Class B Shares”) of a new class of common stock of the Company to be designated as Class B Common Stock, par value $.01 per share (“Class B Common Stock”), which class will be entitled to elect at least 85% of the members of the Board of Directors of CXP and will in all other respects be identical to the Common Stock; and (iii) all other shares of Common Stock held by the stockholders of CXP, including the Additional Shares, will remain issued and outstanding (such changes, as they relate to the capital stock of CXP, being referred to herein as the “Reclassification”);

      WHEREAS, the Board of Directors of Centex has determined that it is desirable and in the best interests of Centex and its stockholders to distribute the Class B Shares and all shares of Common Stock owned by Centex on the Distribution Date (as hereinafter defined) (collectively, the “Distributable Shares”), on the terms and subject to the conditions set forth in this Agreement, to the holders of record of the Common Stock, par value $.25 per share (“Centex Common Stock”), of Centex as of the Distribution Record Date (as hereinafter defined) (the “Distribution”);

      WHEREAS, upon the terms and subject to the conditions of this Agreement, the Board of Directors of CXP shall declare the Cash Dividend (as hereinafter defined), payable on a pro rata basis to the holders of record of Common Stock as of the Cash Dividend Record Date (as hereinafter defined);

      WHEREAS, the Cash Dividend shall be paid prior to the consummation of the Reclassification and the Distribution;

      WHEREAS, Centex has submitted a request for a ruling (as it may be amended from time to time, the “Ruling Request”) from the IRS (as hereinafter defined) confirming that the Distribution will be a tax-free distribution within the meaning of Section 355 of the Code (as defined herein); and

      WHEREAS, each of Centex and CXP desire to set forth their agreement as to the principal corporate transactions required in order to effect the Reclassification, the Cash Dividend, the Distribution and the other Transactions (as hereinafter defined);

      NOW, THEREFORE, in consideration of the premises, the terms and conditions set forth herein, the mutual benefits to be gained from the performance thereof, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

      SECTION 1.1     Certain Definitions. The following terms, as used herein, shall have the following meanings:

      “Action” means any suit, action, arbitration, inquiry, investigation or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any arbitrator or Governmental Entity or similar Person or body.

      “Administrative Services Agreement” means the Administrative Services Agreement to be entered into prior to or on the Distribution Date between CXP and Centex Service Company, which shall be substantially in the form of Exhibit A hereto, with such changes thereto as CXP and Centex Service Company shall mutually agree.

      “Affiliate” means, when used with respect to a specified Person, another Person that controls, is controlled by, or is under common control with such Person. As used in this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or other interests, by contract or otherwise.

      “Ancillary Agreements” means all agreements, certificates, deeds, instruments, assignments and other written arrangements (other than this Agreement) entered into between Centex or any of its Affiliates (including Centex Service Company) on the one hand and CXP or any of its Affiliates on the other hand in connection with the Transactions, including the Administrative Services Agreement and the Intellectual Property Agreement.

      “Assets” means assets, properties and rights (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.

      “Authorized Capital Increase Proposal” has the meaning set forth in the Merger Agreement.

      “Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City.

      “Cash Dividend Date” means the close of business on the Business Day next preceding to the Distribution Date.

      “Cash Dividend Record Date” means the close of business on the Business Day next preceding the Distribution Record Date.

      “Centex Business” means each and every business conducted at any time prior to, on or after the Distribution Date by Centex or any current, former or future Subsidiary of Centex (other than CXP and its Subsidiaries), whether or not such Subsidiary is a Subsidiary of Centex on the date hereof, except for the CXP Business.

      “Centex Group” means Centex and each Person (other than any member of the CXP Group) that is a Subsidiary of Centex immediately prior to the Distribution Date.

      “Centex Indemnitees” means Centex, each member of the Centex Group, each of their respective present and former directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing.

      “Centex Liabilities” means any and all Liabilities whatsoever that arise out of, result from or are related to the operation of the Centex Business or the ownership of the Assets of the Centex Business by Centex, any predecessor entity of Centex (and all predecessors thereto) or any current, former or future Subsidiary of Centex (other than CXP and its Subsidiaries), whether such Liabilities arise before, on or after the Distribution Date and whether known or unknown, fixed or contingent, and shall include, without limitation:

(a) any Liabilities for a breach by Centex of any representation, warranty or covenant herein or in the Merger Agreement; and

(b) any and all Liabilities which CXP incurs as a result of, and to the extent resulting from, information provided by Centex in writing relating to Centex specifically for inclusion in the Proxy Statement (or any Amendment thereto), any other solicitation materials or any oral solicitation of proxies or any report or document filed by CXP with the Commission.

      “Code” means the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder, including any successor legislation.

      “Commission” means the Securities and Exchange Commission.

      “CXP Business” means each and every business conducted at any time prior to, on or after the Distribution Date by CXP or any current, former or future Subsidiary of CXP, whether or not such Subsidiary is a Subsidiary of CXP on the date hereof.

      “CXP Certificate of Incorporation” means the Restated Certificate of Incorporation of CXP as in effect immediately after the Reclassification.

      “CXP Group” means CXP and each Person that is a Subsidiary of CXP immediately prior to the Distribution Date.

      “CXP Indemnitees” means CXP, each member of the CXP Group, each of their respective present and former directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing.

      “CXP Liabilities” means any and all Liabilities whatsoever that arise out of, result from or are related to the operation of the CXP Business or the ownership of the Assets of the CXP Business by CXP, any predecessor entity of CXP (and all predecessors thereto) or any current, former or future Subsidiary of CXP or any such predecessor, whether such Liabilities arise before, on or after the Distribution Date and whether known or unknown, fixed or contingent, and shall include, without limitation:

(a) any and all Liabilities to which Centex or any of its predecessors or successors may become subject arising from or based upon its status or alleged status as a “controlling person” (as defined under Section 15 of the Securities Act and Section 20 of the Exchange Act) of CXP or a stockholder of CXP relating to (i) the Proxy Statement (or any amendment thereto) or any other solicitation materials or any oral solicitations of proxies (except for liabilities which CXP incurs as a result of, and to the extent resulting from, information provided by Centex in writing relating to Centex specifically for inclusion in the Proxy Statement (or any amendment thereto) or any such other solicitation materials or oral solicitation); or (ii) any other report or document filed by CXP with the Commission at any time before, on or after the Distribution Date (except for liabilities which CXP incurs as a result of, and to the extent resulting from, information provided by Centex in writing relating to Centex specifically for inclusion in such report or document);

(b) any Liabilities for a breach by CXP of any representation, warranty or covenant herein or in the Merger Agreement; and

(c) any and all Liabilities which Centex incurs as a result of, and to the extent resulting from, information provided in writing by CXP relating to CXP specifically for inclusion in any proxy or information statement provided by Centex to its stockholders or any related solicitation materials or other similar communications or any report or document filed by Centex with the Commission.

      “Declaration Date” means the date on which (a) the Centex Board of Directors shall authorize and declare the Distribution and (b) the CXP Board of Directors shall authorize and declare the Cash Dividend.

      “DGCL” means the General Corporation Law of the State of Delaware.

      “Distribution Agent” means the distribution agent selected by Centex to effect the Distribution, which may be Centex’s stock transfer agent.

      “Distribution Date” means a Business Day determined by the Board of Directors of Centex, which shall be after the payment of the Cash Dividend and the consummation of the Reclassification, for the mailing of certificates evidencing Distributable Shares to stockholders of Centex in the Distribution.

      “Distribution Record Date” means a Business Day determined by the Board of Directors of Centex as the record date for the determination of the holders of record of Centex Common Stock entitled to receive the Distributable Shares in the Distribution.

      “Established Liability” means, with respect to each Centex stockholder, the amount of Tax Liability (including interest and penalties) resulting directly from the Distribution, as evidenced by (i) an amended tax return of such Centex stockholder reflecting the amount of such Tax Liability, together with proof of payment of such amount, or (ii) a deficiency notice received by such Centex stockholder from the IRS setting forth the amount of such Tax Liability, together with proof of payment of such amount.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

      “Form 8-A” means a registration statement on Form 8-A of CXP pursuant to which the Class B Common Stock is to be registered under the Exchange Act, including all amendments thereto.

      “Governance Proposals” has the meaning set forth in the Merger Agreement.

      “Governmental Entity” means any federal, state, local, or foreign government or any court, tribunal, administrative agency or commission or other governmental or regulatory authority or agency, domestic, foreign or supranational.

      “Intellectual Property Agreement” means the Intellectual Property Agreement to be entered into prior to or on the Distribution Date between Centex and CXP, which shall be substantially in the form of Exhibit B hereto, with such changes thereto as Centex and CXP shall mutually agree.

      “IRS” means the Internal Revenue Service.

      “Liabilities” shall mean any and all losses, claims, charges, debts, demands, actions, causes of action, suits, damages, obligations, payments, costs and expenses, sums of money, accounts, reckonings, bonds, specialties, indemnities and similar obligations, exonerations, covenants, contracts, controversies, agreements, promises, doings, omissions, variances, guarantees, make whole agreements and similar obligations, and other liabilities, including all contractual obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any law, rule, regulation, Action, threatened or contemplated Action (including the costs and expenses of demands, assessments, judgments, settlements and compromises relating thereto and attorneys’ fees and any and all costs and expenses, whatsoever reasonably incurred in investigating, preparing or defending against any such Actions or threatened or contemplated Actions), order or consent decree of any governmental or other regulatory or administrative agency, body or commission or any award of any arbitrator or mediator of any kind, and those arising under any contract, commitment or undertaking, including those arising under this Agreement or the Merger Agreement, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.

      “Material Adverse Effect” means, with respect to any Person, any change, effect, event, occurrence or development that is, individually or in the aggregate, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations or prospects of such Person.

      “Name Change Proposal” has the meaning set forth in the Merger Agreement.

      “NYSE” means the New York Stock Exchange, Inc.

      “NYSE Listing Application” shall mean the application to be submitted by CXP to the NYSE for the listing of the Class B Common Stock.

      “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

      “Proxy Statement” has the meaning set forth in the Merger Agreement.

      “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

      “Stockholder Rights Plan Proposal” has the meaning set forth in the Merger Agreement.

      “Stockholders Meeting” has the meaning set forth in the Merger Agreement.

      “Subsidiary” means, with respect to any Person, (i) any corporation of which at least a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the board of directors are directly or indirectly owned or controlled by such Person and its Subsidiaries, (ii) any partnership of which such Person or one of its Subsidiaries is a general partner or as to which such Person and its Subsidiaries are entitled to receive at least a majority of the assets upon the liquidation thereof or (iii) any limited liability company of which such Person or one of its Subsidiaries is a manager (or is entitled as a member to exercise management rights over the conduct of the business of such limited liability company) or as to which such Person and its Subsidiaries are entitled to receive at least a majority of the assets upon the liquidation thereof.

      “Tax” or “Taxes” means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges or fees, including income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, license, payroll, transaction, capital, net worth and franchise taxes, withholding, employment, social security, workers compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes or other governmental taxes imposed or payable to the United States, or any state, county, local or foreign government or subdivision or agency thereof, and in each instance such term shall include any interest, penalties, additions to tax or additional amounts attributable to any such tax.

      “Transaction Agreements” means this Agreement, the Merger Agreement and the Ancillary Agreements.

      “Transactions” means the Reclassification, the Cash Dividend, the Distribution and the other transactions contemplated by the Transaction Agreements.

      SECTION 1.2     Other Defined Terms. The following terms have the meanings assigned to them in the provisions of this Agreement referred to in the table below:

Term	Section

355 Failure	5.1(b)
Acquisition Proposal	4.4(a)
Additional Shares	Recitals
Cash Dividend	2.2(a)
Centex	Preamble
Centex Common Stock	Recitals
Centex Failure	5.2(b)
Centex Member	5.1(b)
Centex Tax Liability	5.1(c)
Common Stock	Recitals
CXP	Preamble
CXP Failure	5.1(b)
CXP Member	5.2(b)
Distribution	Recitals
Distributable Shares	Recitals
Final Determination	5.3(b)
Indemnifying Party	5.3(a)
Indemnitee	5.3(a)
IRS Ruling	2.1(b)(i)
Merger	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals
Required Consents	4.7
Ruling Request	Recitals
Target Date	4.1(c)
Tax Claim	5.3(b)
Third Party Claim	5.3(a)

ARTICLE II.

THE DISTRIBUTION AND CASH DIVIDEND

      SECTION 2.1     The Distribution.

      (a) The Distribution. Subject to the conditions set forth in Section 2.1(b), on the Declaration Date, the Board of Directors of Centex shall declare the Distribution. In addition, in order to effect the Distribution, on the Distribution Date, if the Cash Dividend shall have been paid and the Reclassification shall have been consummated and subject to the other conditions set forth in Section 2.1(b), Centex shall cause the Distribution Agent to distribute the Distributable Shares to the holders of record of Centex Common Stock as of the Distribution Record Date, on a pro rata basis and taking into account the provisions of Section 2.1(c). Upon receipt by Centex of certificates representing the Class B Shares as a result of the Reclassification, Centex shall deliver such certificates and its certificate evidencing the Additional Shares to the Distribution Agent. Until such time as the certificates representing the Distributable Shares are mailed to holders of record of Centex Common Stock on the Distribution Record Date or on which fractional Distributable Shares are sold on behalf of such holders, the Distribution Agent shall hold the certificates representing the Distributable Shares on behalf of such holders. Centex shall enter into an agreement with the Distribution Agent in connection with the foregoing, and shall agree, among other things, to reimburse the Distribution Agent for its reasonable costs, expenses and fees in connection with the Distribution.

      (b) Conditions to the Distribution. The obligations of Centex to declare the Distribution on the Declaration Date and to cause the Distribution to be effected on the Distribution Date are subject to the satisfaction or waiver by Centex, as determined by Centex in its sole discretion, of the conditions set forth below (which conditions must be satisfied or waived on or prior to the Declaration Date unless any such condition by its terms can only be satisfied after the Declaration Date, in which case such condition must be satisfied or waived on or prior to the Distribution Date):

(i) a private letter ruling from the IRS shall have been obtained, and shall continue in effect, providing that, among other things, the Reclassification and the Distribution will qualify as tax-free transactions for federal income tax purposes under Sections 368(a), 354 and 355 of the Code (the “IRS Ruling”), which ruling shall be in form and substance satisfactory to Centex in its sole discretion; and Centex and CXP shall have complied with all conditions set forth in such ruling that are required to be complied with prior to the Declaration Date and the Distribution Date;

(ii) any material governmental approvals and consents necessary for Centex to declare and effect the Distribution and the other Transactions shall have been obtained and shall be in full force and effect;

(iii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the declaration and effectuation of the Distribution or the consummation of the other Transactions shall be in effect and no other event outside the control of Centex shall have occurred or failed to occur that prevents the lawful declaration and effectuation of the Distribution or the consummation of the other Transactions;

(iv) the Distribution and the other Transactions shall be in compliance with applicable federal and state securities and other applicable laws;

(v) all of the Required Consents shall have been obtained;

(vi) in the case of the obligation to declare the Distribution, (A) all conditions to the payment of the Cash Dividend shall have been satisfied or waived by CXP; (B) the Cash Dividend shall have been declared by the Board of Directors of CXP and (C) no circumstances shall exist that, in the reasonable judgment of Centex, could be expected to prevent the payment of the Cash Dividend prior to the Distribution; and, in the case of the obligation to effect the Distribution, the Cash Dividend shall have been paid to the stockholders of CXP (including Centex);

(vii) in the case of the obligation to declare the Distribution, (A) all conditions to the obligations of Centex to consummate the Reclassification set forth in the Merger Agreement (other than the conditions set forth in Section 4.2(d) and the conditions set forth in Section 4.2(e) to the extent it requires that the Cash Dividend have been paid) shall have been satisfied or waived by Centex; and (B) no circumstances shall exist that, in the reasonable judgment of Centex, could be expected to prevent the consummation of the Reclassification immediately prior to the Distribution; and, in the case of the obligation to effect the Distribution, the Reclassification shall have been consummated;

(viii) the Form 8-A shall have been filed with the Commission;

(ix) the Class B Shares shall have been approved for listing on the NYSE, subject to official notice of issuance;

(x) all representations and warranties of CXP set forth in this Agreement and the Merger Agreement that are qualified as to materiality shall be true and correct, and any such representations and warranties that are not so qualified shall be true and correct in all material respects, as of the Distribution Date; and

(xi) all covenants to have been performed at or prior to the Distribution Date by CXP pursuant to this Agreement or the Merger Agreement shall have been performed at or prior to the Distribution Date by CXP in all material respects.

The foregoing conditions are solely for the benefit of Centex and shall not give rise to or create any duty on the part of Centex to waive or not waive any such condition.

      (c) Sale of Fractional Shares. Centex shall appoint the Distribution Agent as agent for each holder of record of Centex Common Stock who would otherwise be entitled to receive in the Distribution any fractional Distributable Share. The Distribution Agent shall aggregate all such fractional shares and sell them in an orderly manner after the Distribution Date in the open market and, after completion of such sales, distribute a pro rata portion of the net proceeds from such sales, based upon the gross selling price of all such fractional shares, to each shareholder of Centex who would otherwise have received a fractional share. Centex shall reimburse the Distribution Agent for its reasonable costs, expenses and fees (other than selling expenses) in connection with the sale of fractional Distributable Shares and the distribution of the proceeds thereof in accordance with this Section 2.1(c).

      (d) Other Actions.

(i) Centex shall prepare and mail, at such time as determined by Centex, to the holders of Centex Common Stock, such information concerning CXP, its business, operations and management, the Distribution and the tax consequences thereof and such other matters as Centex shall reasonably determine or as may be required by law. Centex shall give CXP and its counsel reasonably appropriate advance opportunity to review and comment upon such documents and shall consider in good faith any comments CXP timely delivers to Centex with respect to such information. CXP agrees to cooperate with Centex in the preparation of, and provide any information reasonably requested by Centex for inclusion in, such mailing. CXP represents that all information provided to Centex for such mailing shall be true and correct in all material respects. Centex and CXP will prepare, and CXP will, to the extent required under applicable law, file with the Commission any such documentation, including any no action letters or other requests for interpretive or regulatory assistance, if any, which Centex reasonably determines are necessary or desirable to effectuate the Distribution and the other transactions contemplated hereby and by the Merger Agreement and Centex and CXP shall each use its reasonable best efforts to obtain all necessary approvals from the Commission with respect thereto as soon as practicable.

(ii) CXP and Centex shall take all such action as may be necessary or appropriate under the securities or blue sky laws of the United States (and any comparable laws under any foreign jurisdiction) in connection with the Distribution and the other Transactions.

(iii) CXP shall prepare and file, and shall use its reasonable best efforts to have approved, subject to official notice of issuance, the NYSE Listing Application.

(iv) CXP shall prepare and file the Form 8-A (which may include or incorporate by reference information contained in the Proxy Statement) with the Commission as promptly as practicable following the execution hereof, and shall use its reasonable best efforts to cause the Form 8-A to become effective under the Exchange Act immediately following the consummation of the Reclassification or as soon as practicable thereafter.

(v) On or prior to the Distribution Date, CXP shall from time to time, as and to the extent reasonably requested by Centex or requested by the IRS, provide any documentation, certifications or other information necessary to enable Centex to obtain the IRS Ruling.

(vi) Centex shall keep CXP informed regarding the status of the IRS Ruling and any significant requests made by the IRS for changes or undertakings in connection with the Transactions and shall provide CXP with copies of any additional submissions by Centex to the IRS related to the IRS Ruling.

(vii) Subject to the terms and conditions of this Agreement, on or prior to the Distribution Date, each of Centex and CXP shall consummate the transactions in connection with the Distribution that are contemplated by the IRS Ruling, the Ruling Request and any related submissions by Centex to the IRS.

(viii) Centex shall give CXP and its counsel reasonably appropriate advance opportunity to review and comment upon filings to be made by Centex with the Commission with respect to this Agreement, the Merger Agreement or any of the Transactions and shall consider in good faith any comments CXP timely delivers to Centex with respect to such filing.

(ix) In addition to those matters specifically set forth above, Centex and CXP shall each take such other reasonable steps as are necessary and appropriate to cause the conditions set forth in Section 2.1(b) to be satisfied and to effect the Distribution on the Distribution Date.

(x) CXP agrees that it shall not file with the Commission any report or other document that contains any disclosure relating to the Transaction Agreements or the Transactions without the prior written consent of Centex with respect to such disclosure, which consent shall not be unreasonably withheld. Centex will review all such draft reports and other documents promptly and will provide any comments to CXP within a reasonable period of time.

(xi) Prior to the Distribution Date, CXP shall not amend, and the CXP Board of Directors shall not approve any amendment to, CXP’s Restated Certificate of Incorporation or CXP’s Amended and Restated Bylaws, other than the Governance Proposals, the Authorized Capital Increase Proposal, the Name Change Proposal and the amendments to the Certificate of Incorporation, which will take effect upon the filing of the certificate of merger with the Secretary of State of the State of Delaware in connection with the Reclassification in accordance with the terms of the Merger Agreement.

(xii) On or prior to the Distribution Date, each of Centex (or, in the case of the Administrative Services Agreement, Centex Service Company) and CXP shall enter into the Administrative Services Agreement and the Intellectual Property Agreement.

(xiii) Except as expressly provided otherwise herein, all agreements and arrangements existing on the date hereof between Centex or any of its Subsidiaries on the one hand and CXP and any of its Subsidiaries on the other hand, whether written or oral, shall continue in full force and effect in accordance with their terms and consistent with past practice from the date hereof, through the Distribution Date and thereafter.

(xiv) On or prior to the Distribution Date, each of Centex and CXP, as the case may be, shall, from time to time and to the extent reasonably requested by the other, provide any documentation, certifications or other information to make required filings in connection with the transactions contemplated by this Agreement and the Merger Agreement.

      SECTION 2.2     The Cash Dividend.

      (a) The Cash Dividend. Subject to the conditions set forth in Section 2.2(b), on the Declaration Date, the Board of Directors of CXP shall declare a pro rata cash dividend to the holders of record of CXP Common Stock as of the Cash Dividend Record Date in the amount of $6.00 per share (the “Cash Dividend”). In addition, subject to the conditions set forth in Section 2.2(b), on the Cash Dividend Date, CXP shall pay the Cash Dividend to the holders of record of CXP Common Stock as of the Cash Dividend Record Date, on a pro rata basis.

      (b) Conditions of the Cash Dividend. The obligations of CXP to declare the Cash Dividend on the Declaration Date and to cause the Cash Dividend to be paid on the Cash Dividend Date are subject to the satisfaction or waiver by CXP, as determined by CXP in its sole discretion, of the conditions set forth below (which conditions must be satisfied or waived on or prior to the Declaration Date unless any such condition by its terms can only be satisfied after the Declaration Date, in which case such condition must be satisfied or waived on or prior to the Cash Dividend Distribution Date):

(i) any material governmental approvals and consents necessary for CXP to declare and pay the Cash Dividend and consummate the other Transactions shall have been obtained and shall be in full force and effect;

(ii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition in each case preventing the declaration or payment by CXP of the Cash Dividend or the consummation of the other Transactions shall be in effect and no other event outside the control of CXP shall have occurred or failed to occur that prevents the declaration or the lawful payment of the Cash Dividend or consummation of the other Transactions;

(iii) the Cash Dividend and the other Transactions shall be in compliance with applicable federal and state securities and other applicable laws;

(iv) all of the Required Consents shall have been obtained ;

(v) in the case of the obligation to declare the Cash Dividend, all conditions to the Distribution (other than the declaration and payment of the Cash Dividend) shall have been satisfied or waived by Centex; in the case of the declaration and the payment of the Cash Dividend, the Distribution shall have been declared by the Board of Directors of Centex substantially simultaneously with the declaration of the Cash Dividend and no circumstances shall exist that would reasonably be expected to prevent the prompt consummation of the Distribution following payment of the Cash Dividend;

(vi) in the case of the obligation to declare the Cash Dividend, all conditions to the obligations on the part of CXP to consummate the Reclassification set forth in the Merger Agreement shall have been satisfied or waived; in the case of the payment of the Cash Dividend, no circumstances shall exist that would reasonably be expected to prevent the prompt consummation of the Reclassification following payment of the Cash Dividend;

(vii) the Form 8-A shall have been filed with the Commission;

(viii) the Class B Common Stock shall have been approved for listing on the NYSE, subject to official notice of issuance;

(ix) all representations and warranties of Centex set forth in this Agreement and the Merger Agreement that are qualified as to materiality shall be true and correct, and any such representations and warranties that are not so qualified shall be true and correct in all material respects as of the Declaration Date and the Cash Dividend Date;

(x) all covenants to have been performed at or prior to the Distribution Date by Centex pursuant to this Agreement or the Merger Agreement shall have been performed by Centex at or prior to the Distribution Date in all material respects;

(xi) CXP shall have entered into definitive loan agreements for financing which, when added to CXP’s available cash and reasonably anticipated cash flow through the Declaration Date, will permit the payment of the Cash Dividend, with sufficient cash available, in the reasonable judgment of the Board of Directors of CXP, to meet the needs of CXP’s business, and which are subject only to customary conditions. CXP shall provide copies of such loan agreements to Centex and shall provide such other documents and information in connection therewith as Centex shall reasonably request; and

(xii) the payment of the Cash Dividend shall be permitted by the applicable provisions of the DGCL, and the Board of Directors of CXP shall have obtained such reasonable and customary assurances as the Board of Directors of CXP deems necessary for the authorization of such dividend.

The foregoing conditions are solely for the benefit of CXP and shall not give rise to or create any duty on the part of CXP to waive or not waive any such condition.

      (c) Certain Limitations on Expenditures by CXP. Until such time as the Cash Dividend has been paid, CXP shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Centex, (i) pay any other cash dividends on any of its capital stock other than regular quarterly cash dividends not in excess of $0.05 per share of Common Stock, or (ii) repurchase any shares of its capital stock, except purchases necessary to offset exercises of employee stock options that are outstanding on the date hereof.

      (d) Financing. CXP agrees that it will use its commercially reasonable efforts to secure financing which, when added to its available cash and reasonably anticipated cash flow through the Declaration Date, will permit payment of the Cash Dividend, with sufficient cash available, in the reasonable judgment of the Board of Directors of CXP, to meet the needs of CXP’s business.

      SECTION 2.3     Declaration Date; Further Assurances.

      (a) The parties agree that the Declaration Date shall occur as soon as reasonably practicable following the satisfaction or waiver of the conditions to the declaration of the Distribution set forth in Section 2.1(b) (other than the declaration of the Cash Dividend) and the conditions to the declaration of the Cash Dividend set forth in Section 2.2(b). The parties shall cause their respective Boards of Directors (or in the case of Centex, a duly authorized committee thereof) to meet in person or telephonically on the Declaration Date and each shall take such corporate action at such meeting as shall be required to (in the case of CXP) declare the Cash Dividend and (in the case of Centex) declare the Distribution. Following such meetings, the parties shall take all actions required to consummate the Reclassification in accordance with the terms of the Merger Agreement, including the filing of the certificate of merger relating to the Reclassification with the Secretary of State of the State of Delaware.

      (b) Subject to each of Centex’s and CXP’s right to terminate this Agreement in accordance with Section 6.11, if at any time after the date hereof any further action is reasonably necessary or desirable to carry out the Transactions or any other purpose of the Transaction Agreements, the proper officers of each party to this Agreement shall take all such necessary action. Without limiting the foregoing, and subject as aforesaid, Centex and CXP shall use all reasonable efforts to obtain the IRS Ruling and all consents and approvals, to enter into all amendatory agreements to make all filings and applications that may be required for the consummation of the transactions contemplated by this Agreement and the Merger Agreement, including all applicable governmental and regulatory filings.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

      SECTION 3.1     Representations and Warranties of CXP. CXP hereby represents and warrants to Centex as follows:

(a) Organization; Good Standing. CXP is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power required to consummate the Transactions.

(b) Authorization. The execution, delivery and performance by CXP of the Transaction Agreements and the consummation by CXP of the Transactions have been duly authorized by all necessary corporate action on the part of CXP, other than the formal declaration of the Cash Dividend by the Board of Directors of CXP and the approval of the Reclassification, the Governance Proposals the Authorized Capital Increase Proposal, the Name Change Proposal and the Stockholder Rights Plan Proposal by the stockholders of CXP. Each of this Agreement and the Merger Agreement constitutes, and each other Transaction Agreement executed and delivered or to be executed and delivered by CXP will, upon such execution and delivery, constitute a legal, valid and binding obligation of CXP, enforceable against CXP in accordance with its terms, except insofar as enforcement may be limited by (i) any bankruptcy, reorganization, insolvency, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether such is considered in a proceeding at law or in equity).

(c) Consents and Filings. Except (i) for the filing of a certificate of merger in connection with the Reclassification and any other filings required to be made with the Secretary of State of the State of Delaware, (ii) for the IRS Ruling, (iii) for the filing of the Proxy Statement and the Form 8-A and any other reports or documents required to be filed under the Exchange Act and (iv) the NYSE Listing Application, no consent of, or filing with, any Governmental Entity which has not been obtained or made is required for or in connection with the execution and delivery of the Transaction Agreements by CXP or the consummation by CXP of the Transactions.

(d) Noncontravention. Except in the case of any consents that CXP will use its reasonable best efforts to obtain prior to the Distribution Date (which consents are listed on Schedule 3.1(d)), the execution, delivery and performance of the Transaction Agreements by CXP do not, and the consummation by CXP of the Transactions will not, (i) violate any applicable federal, state or local statute, law, rule or regulation, (ii) violate any provision of the Restated Certificate of Incorporation or the Amended and Restated Bylaws of CXP or (iii) violate any provision of, or result in the termination or acceleration of, or entitle any party to accelerate any obligation or indebtedness under, any mortgage, lease, franchise, license, permit, agreement, instrument, order, arbitration award, judgment or decree to which CXP or any of its Subsidiaries is a party or by which any of them are bound, except for, in the case of clauses (i) and (iii) above, such violations as would not result in a Material Adverse Effect with respect to CXP or prevent the parties from complying with the terms and provisions of the Transaction Agreements in any material respect.

(e) Litigation. There are no actions or suits against CXP pending, or to the knowledge of CXP, threatened which seek to, and CXP is not subject to any judgments, decrees or orders which, enjoin or rescind the Transactions or otherwise prevent CXP from complying with the terms and provisions of the Transaction Agreements.

(f) Change of Control Adjustments. None of the Transactions will (i) constitute a “change of control” or otherwise result in the increase or acceleration of any benefits, including to employees of CXP, under any agreement to which CXP or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound, or (ii) result in any adjustment of the number of shares subject to, or the terms of, including exercise price, any outstanding employee stock options of CXP (except for any adjustment that may be approved by the Board of Directors of CXP or any committee thereof for the purpose of preserving, without increasing, the value of such options in light of the effect of the payment of the Cash Dividend).

(g) Certain Transactions. Except for transactions or other actions that occurred prior to January 1, 2002 or that are described in Schedule 3.1(g), neither CXP nor any other member of the CXP Group has engaged in any transaction or taken any other action, or engaged in any negotiations or discussions, involving or relating to any sale of CXP or a substantial portion of its business in a single transaction or series of related transactions (whether in the form of an asset sale, stock sale, merger or otherwise) or the issuance of any substantial portion of the capital stock of CXP or options, warrants or other rights to acquire capital stock of CXP (other than compensatory stock plan issuances). None of the transactions or other actions, negotiations or discussions described in Schedule 3.1(g) were undertaken by CXP in contemplation of the Distribution or are related to the Distribution.

      SECTION 3.2     Representations and Warranties of Centex. Centex hereby represents and warrants to CXP as follows:

(a) Organization; Good Standing. Centex is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada and has all corporate power required to consummate the Transactions.

(b) Authorization. The execution, delivery and performance by Centex of the Transaction Agreements and the consummation by Centex of the Transactions have been duly authorized by all necessary corporate action on the part of Centex, other than the formal declaration of the Distribution by the Board of Directors of Centex (or a committee thereof). Each of this Agreement and Merger Agreement constitutes, and each other Transaction Agreement executed and delivered or to be executed and delivered by Centex pursuant to this Agreement will, upon such execution and delivery, constitute, a legal, valid and binding obligation of Centex, enforceable against Centex in accordance with its terms, except insofar as enforcement may be limited by (i) any bankruptcy, reorganization, insolvency, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether such is considered in a proceeding at law or in equity).

(c) Consents and Filings. Except (i) for the filing of a certificate of merger in connection with the Reclassification and any other filings required to be made with the Secretary of State of the State of Delaware, (ii) for the IRS Ruling and (iii) for any reports or documents required to be filed under the Exchange Act, no material consent of, or filing with, any Governmental Entity which has not been obtained or made is required for or in connection with the execution and delivery of the Transaction Agreements by Centex or the consummation by Centex of the Transactions.

(d) Noncontravention. The execution, delivery and performance of the Transaction Agreements do not, and the consummation by Centex of the Transactions will not, (i) violate any applicable federal, state or local statute, law, rule or regulation, (ii) violate any provision of the Restated Articles of Incorporation or the Amended and Restated By-Laws of Centex or (iii) violate any provision of, or result in the termination or acceleration of, or entitle any party to accelerate any obligation or indebtedness under, any mortgage, lease, franchise, license, permit, agreement, instrument, order, arbitration award, judgment or decree to which Centex or any of its Subsidiaries is a party or by which any of them are bound, except for, in the case of clause (iii) above, such violations that would not prevent Centex from complying with the terms and provisions of the Transaction Agreements in any material respect.

(e) Litigation. There are no actions or suits against Centex pending, or to the knowledge of Centex, threatened which seek to, and Centex is not subject to any judgments, decrees or orders which, enjoin or rescind the Transactions or otherwise prevent Centex from complying with the terms and provisions of the Transaction Agreements.

ARTICLE IV.

COVENANTS

      SECTION 4.1     Access to Information.

      (a) Other than in circumstances in which indemnification is sought pursuant to Article V (in which event the provisions of such Article will govern), from and after the Distribution Date, each of CXP and Centex shall afford to the other and its authorized accountants, counsel and other designated representatives reasonable access during normal business hours, subject to appropriate restrictions for classified, privileged or confidential information, to the personnel, properties, books and records of such party and its Subsidiaries insofar as such access is reasonably required by the other party and relates to such other party’s performance of its obligations under the Transaction Agreements or such party’s financial, tax and other reporting obligations.

      (b) A party providing information or access to information to the other party under this Article IV shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses, as may be reasonably incurred in providing such information or access to information.

      (c) For a period of two years following the Distribution Date, CXP shall provide to Centex: (i) promptly following the date (the “Target Date”) as of which there has been an aggregate change in the outstanding equity or capital structure of CXP (measured during the period beginning on the Distribution Date and ending on the Target Date and not taking into account the Reclassification or transfers of shares by CXP stockholders, unless CXP participates in such transfers or such transfers are reported on a Schedule 13D or 13G under the Exchange Act) that accounts for at least 10% of the total outstanding equity of CXP as of the Distribution Date written notice of such change and (ii) after the Target Date, reasonably detailed reports delivered promptly following the occurrence of each additional change or changes (if any) in the outstanding equity or capital structure of CXP that, individually or in the aggregate (not taking into account the Reclassification or transfers of shares by CXP stockholders, unless CXP participates in such transfers or such transfers are reported on a Schedule 13D or 13G under the Exchange Act), account for at least 5% of the total outstanding equity of CXP as of the Distribution Date.

      SECTION 4.2     Confidentiality. Each of CXP and its Subsidiaries and Centex and its Subsidiaries shall keep, and shall cause its employees, consultants, agents and advisors to keep, confidential all information concerning the other parties in its possession, its custody or under its control (except to the extent that (a) such information has been in the public domain through no fault of such party, (b) such information has been later lawfully acquired from other sources by such party or (c) the Transaction Agreements permit the use or disclosure of such information), and each party shall not (without the prior written consent of the other) otherwise release or disclose such information to any other person, except such party’s auditors and attorneys, unless compelled to disclose such information by judicial or administrative process or unless such disclosure is required by law and such party has used commercially reasonable efforts to consult with the other affected party or parties prior to such disclosure, and in each such case shall exercise all reasonable efforts to obtain reliable assurance that such information will be accorded confidential treatment.

      SECTION 4.3     Litigation Cooperation. Each of Centex and CXP shall use reasonable efforts to make available to the other party, upon written request and at the expense of the other party, its officers, directors, employees and agents as witnesses to the extent that such persons may reasonably be required in connection with any Action arising out of the business of such other party and its predecessors, if any, in which the requesting party may from time to time be involved; provided, that such Action does not involve a claim between either of Centex or CXP against the other.

      SECTION 4.4     No Solicitation.

      (a) Subject to Sections 4.4(b) and 4.4(c), neither Centex nor CXP shall, directly or indirectly, through any officer, director, employee, representative, securityholder or agent solicit, initiate or encourage any inquiries, offers or proposals or any indication of interest or the commencement of negotiations or continue any current negotiations or conduct any negotiations or enter into any agreement with respect to, or provide any nonpublic information regarding or in connection with, any proposal for the acquisition by any third party of any shares of capital stock of CXP from CXP or Centex (other than issuances of common stock by CXP pursuant to existing employee stock plans in the ordinary course of business) or the acquisition of, or business combination with, CXP or its businesses or operations through any other means, including a merger or purchase of assets (an “Acquisition Proposal”), until the earlier to occur of the termination of this Agreement or the time at which the Distribution is consummated; provided, however, that Centex and CXP may respond to any unsolicited inquiries or proposals solely to indicate that it is bound by this Section 4.4. If either of CXP or Centex receives any such inquiry or proposal, then CXP or Centex, as the case may be, shall inform the other of the terms and conditions, if any, of such inquiry or proposal and the identity of the Person making the proposal and shall keep such party promptly advised of all further communications relating to such inquiry or proposal.

      (b) Centex shall be relieved of its obligations under Section 4.4(a) (in the case of clause (iii) below, only to the extent set forth therein) if:

(i) the Board of Directors of CXP shall or shall resolve to (A) not recommend, or withdraw its approval or recommendation of, the Transactions or the Transaction Agreements, (B) modify any such approval or recommendation in a manner adverse to Centex or (C) approve, recommend or enter into any agreement for any Acquisition Proposal;

(ii) CXP breaches or fails to comply with any of its material obligations set forth in this Agreement or the Merger Agreement and fails to cure such breach or failure within 30 days following written notice from Centex; or

(iii) after receipt of a bona fide written Acquisition Proposal, the Board of Directors of Centex determines reasonably and in good faith that it would be inconsistent with the Board’s fiduciary duties to stockholders of Centex not to commence discussions or negotiations with, or not to provide nonpublic information (other than nonpublic information with respect to CXP) to, the person making such Acquisition Proposal; provided, however, that Centex shall only be released from its obligations under Section 4.4(a) pursuant to this Section 4.4(b)(iii) with respect to such Acquisition Proposal.

      (c) CXP shall be relieved of its obligations under Section 4.4(a) (to the extent specifically set forth in this Section 4.4(c)) if (i) after receipt of a bona fide written Acquisition Proposal, the Board of Directors of CXP determines reasonably and in good faith that it would be inconsistent with the Board’s fiduciary duties to stockholders of CXP not to commence discussions or negotiations with, or provide nonpublic information to, the person making such Acquisition Proposal; provided, however, that CXP shall only be released from its obligations under Section 4.4(a) pursuant to this Section 4.4(c) with respect to such Acquisition Proposal, or (ii) if Centex breaches or fails to comply with any of its material obligations set forth in this Agreement or the Merger Agreement and fails to cure such breach or failure within 30 days following written notice from CXP.

      SECTION 4.5     Certain Post-Distribution Transactions.

      (a) CXP and Centex shall each comply with, and shall cause its respective Subsidiaries to comply with, and otherwise not take, and prevent its respective Subsidiaries from taking, any action inconsistent with each representation and statement made by such respective party to the IRS in connection with the request by Centex for the IRS Ruling. Without limiting the generality of the foregoing, until two years after the Distribution Date, CXP will maintain its status as a company engaged in the active conduct of a trade or business, as defined in Section 355(b) of the Code.

      (b) CXP agrees that, prior to the second anniversary of the Distribution Date, it will not (i) merge or consolidate with or into any other corporation, which would have the effect of causing or permitting one or more persons to acquire directly or indirectly stock representing a 50 percent or greater interest (within the meaning of Section 355(e) of the Code) in CXP, (ii) liquidate or partially liquidate, (iii) sell or transfer all or substantially all of its assets (within the meaning of Rev. Proc. 77-37, 1977-2 C.B. 568) in a single transaction or series of transactions, (iv) redeem or otherwise repurchase any CXP stock (other than as described in Section 4.05(1)(b) of Rev. Proc. 96-30, 1996-1 C.B. 696), or (v) take any other action or actions which in the aggregate (and taking into account the Reclassification) would have the effect of causing or permitting one or more persons to acquire directly or indirectly stock representing a 50 percent or greater interest (within the meaning of Section 355(e) of the Code) in CXP, unless prior to taking any such action set forth in the foregoing clauses (i) through (v), CXP has obtained (and provided to Centex) a written opinion in form and substance reasonably acceptable to Centex of a law firm reasonably acceptable to Centex, or Centex has obtained (at the reasonable request and at the expense of CXP) a supplemental ruling from the IRS, that such action or actions will not result in (i) the Distribution failing to qualify under Section 355(a) of the Code or (ii) the CXP shares failing to qualify as qualified property for purposes of Section 355(c)(2) of the Code by reason of Section 355(e) of the Code. CXP further agrees that, prior to the second anniversary of the Distribution Date, it shall not initiate or support, or call any meeting of its stockholders with respect to, any action that would in any way alter the ability of the holders of the Class B Common Stock to (i) elect at least 85% of the members of the Board of Directors of the Company (to the extent and in the manner set forth in the CXP Certificate of Incorporation) or (ii) otherwise possess at least 85% of the total combined voting power of all classes of capital stock of CXP entitled to vote for directors (as described in Section 368(c) of the Code), unless prior to taking any such action set forth in the foregoing clauses (i) and (ii), CXP has obtained (and provided to Centex) a written opinion in form and substance reasonably acceptable to Centex of a law firm reasonably acceptable to Centex, or Centex has obtained (at the reasonable request and at the expense of CXP) a supplemental ruling from the IRS, that such action or actions will not result in (i) the Distribution failing to qualify under Section 355(a) of the Code or (ii) the CXP shares failing to qualify as qualified property for purposes of Section 355(c)(2) of the Code by reason of Section 355(e) of the Code. Centex agrees(i) to cooperate with CXP in obtaining any opinion contemplated by this Section 4.5(b), including, where appropriate, by providing written representations as to factual events that transpired prior to the Distribution Date, and (ii) if requested by CXP as provided herein, to seek in good faith to obtain a supplemental ruling from the IRS contemplated by this Section 4.5(b).

      SECTION 4.6     Public Announcements. No public release or announcement concerning the Transactions shall be issued by either party without the prior written consent of the other (which shall not be unreasonably withheld), except as such release or announcement may be required by law or the rules or regulations of any United States securities exchange, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on each release or announcement in advance of such issuance.

      SECTION 4.7     Required Consents. Each of Centex and CXP shall use commercially reasonable efforts to obtain all of the consents, waivers or authorizations required to be obtained by it in connection with the Transactions completion that are listed on Schedule 4.7 (the “Required Consents”).

      SECTION 4.8     Stockholder Rights Plan. The Special Committee has recommended that the Board of Directors of CXP consider the adoption of a stockholder rights plan. CXP agrees to use its reasonable best efforts to have its Board of Directors give due consideration to the adoption of a stockholders right plan to be effective upon the consummation of the Distribution, subject to ratification by the stockholders at the Stockholders Meeting as contemplated by the Merger Agreement.

ARTICLE V.

INDEMNIFICATION

      SECTION 5.1     Indemnification by CXP.

      (a) CXP shall, to the fullest extent permitted by law, indemnify, defend and hold harmless the Centex Indemnitees from and against any and all CXP Liabilities or third party allegations of CXP Liabilities.

      (b) CXP shall, to the fullest extent permitted by law, indemnify, defend and hold harmless (i) Centex, (ii) each member of the consolidated group of corporations of which Centex is the common parent corporation (within the meaning of Section 1504 of the Code) and (iii) each direct or indirect Subsidiary of Centex (each Person referred to in clauses (ii) and (iii), a “Centex Member”) from and against (A) any actual Liability of Centex or any Centex Member (including any actual Liability for Taxes to the extent that, in the absence of any Liability for Taxes resulting from a determination that the Distribution fails to qualify under Section 355(a) of the Code or Section 355(e) of the Code or that the CXP shares fail to qualify as qualified property for purposes of Section 355(c)(2) of the Code (each, a “355 Failure”), such Liability would otherwise have been reduced or eliminated by a net operating loss deduction (within the meaning of Section 172 of the Code and the Treasury regulations thereunder)), and (B) any Established Liability of any stockholder of Centex (it being understood that any Established Liability of any stockholder of Centex shall be deemed to be an actual Liability of Centex for purposes of determining CXP’s indemnification obligation hereunder, regardless of whether such stockholder actually has or pursues a valid claim for such Established Liability against Centex), in each case arising from any inaccuracy in, or failure by CXP to comply with, any representation or undertaking made by CXP to the IRS or based upon information provided by CXP to Centex and made by Centex to the IRS in connection with the Ruling Request if such inaccuracy or failure was intentional or resulted from gross negligence on the part of CXP (referred to herein as an “CXP Failure”); provided, however, that, notwithstanding the foregoing, CXP shall not indemnify Centex or any Centex Member for any Liability or Established Liability that results solely from a Centex Failure (except to the extent that any such Centex Failure is in respect of a representation based in whole or in part upon inaccurate information provided by CXP if such inaccuracy was intentional or resulted from gross negligence on the part of CXP); and provided, further, that if any Liability or Established Liability described in this clause (b) arises as a result of both an CXP Failure and a Centex Failure, and each such failure is an independent cause of such Liability or Established Liability, then CXP and Centex shall allocate such Liability or Established Liability between themselves in such proportion as is appropriate to reflect the relative fault of CXP on the one hand and Centex on the other with respect to such Liability or Established Liability.

      (c) If CXP (or any of its Subsidiaries) fails to comply with any of its obligations under Section 4.5(a) or (b) or takes any action or fails to take any action, and such failure to comply, action or omission is the direct and primary or exclusive cause of a 355 Failure, then CXP shall, to the fullest extent permitted by law, indemnify, defend and hold harmless Centex and each Centex Member from and against (i) any and all federal, state and local Taxes, including any interest, penalties or additions to Tax, imposed upon or incurred by Centex and any Centex Member and (ii) any Established Liability of any stockholder of Centex (it being understood that any Established Liability of any stockholder of Centex shall be deemed to be a Centex Tax Liability (as defined below) for purposes of determining CXP’s indemnification obligation hereunder, regardless of whether such stockholder actually has or pursues a valid claim for such Established Liability against Centex), in each case arising from such 355 Failure (any such Tax, interest, penalty or addition to Tax, together with any such Established Liability, a “Centex Tax Liability”).

      (d) Any indemnity payment made by CXP pursuant to either clause (b) or (c) above shall be made on an after-tax basis, based on the actual tax position of Centex, the Centex Member or Centex stockholder, as the case may be, in the taxable year such indemnity payment is received and taking into account the deductibility for federal income tax purposes of any state taxes.

      SECTION 5.2     Indemnification by Centex.

      (a) Centex shall, to the fullest extent permitted by law, indemnify, defend and hold harmless the CXP Indemnitees from and against any and all Centex Liabilities or third party allegations of Centex Liabilities.

      (b) Centex shall, to the fullest extent permitted by law, indemnify, defend and hold harmless CXP and each member of the consolidated group of corporations of which CXP is the common parent corporation (within the meaning of Section 1504 of the Code) (each an “CXP Member”) from and against any actual Liability of CXP or any CXP Member arising from any inaccuracy in, or failure by Centex to comply with, any representation or undertaking made by Centex to the IRS in connection with the request by Centex for the IRS Ruling (referred to herein as a “Centex Failure”); provided, however, that, notwithstanding the foregoing, Centex shall not indemnify CXP or any CXP Member for any liability that results solely from a CXP Failure or a failure on the part of CXP to comply with its obligations under Section 4.5(a) or (b) (except to the extent that any such failure is in respect of a representation based in whole or in part upon information provided by Centex); and provided, further, that if any Liability described in this clause (b) arises as a result of both a Centex Failure and a CXP Failure or a failure on the part of CXP to comply with its obligations under Section 4.5(a) or (b), and each such failure is an independent cause of such Liability, then Centex and CXP shall allocate such Liability between themselves in such proportion as is appropriate to reflect the relative fault of Centex on the one hand and CXP on the other with respect to such Liability.

      SECTION 5.3     Procedures for Indemnification.

      (a) Third Party Claims. If a claim or demand is made against a CXP Indemnitee or a Centex Indemnitee (each, an “Indemnitee”) by any person who is not a party to this Agreement (a “Third Party Claim”) as to which such Indemnitee is entitled to indemnification pursuant to this Agreement, such Indemnitee shall notify the party which is or may be required pursuant to the terms hereof to make such indemnification (the “Indemnifying Party”) in writing, and in reasonable detail, of the Third Party Claim promptly (and in any event within five Business Days) after receipt by such Indemnitee of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnitee shall deliver to the Indemnifying Party, promptly (and in any event within two Business Days) after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim.

      If a Third Party Claim is made against an Indemnitee with respect to which a claim for indemnification is made pursuant to Section 5.1 or Section 5.2 hereof, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses and acknowledges in writing its obligation to indemnify the Indemnitee therefor, to assume the defense thereof with counsel selected by the Indemnifying Party; provided that the Indemnitee does not reasonably object to such counsel. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party shall, within 30 days (or sooner if the nature of the Third Party Claim so requires), notify the Indemnitee of its intent to do so, and the Indemnifying Party shall thereafter not be liable to the Indemnitee for legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, that such Indemnitee shall have the right to employ counsel to represent such Indemnitee if, in such Indemnitee’s reasonable judgment, a conflict of interest between such Indemnitee and such Indemnifying Party exists in respect of such claim which would make representation of both such parties by one counsel inappropriate, and in such event the fees and expenses of such separate counsel shall be paid by such Indemnifying Party.

      If the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, but the fees and expenses of such counsel shall, subject to the proviso of the preceding sentence, be at its own expense, it being understood that the Indemnifying Party shall control such defense. If the Indemnifying Party assumes the defense of a Third Party Claim, all of the Indemnitees shall cooperate with the Indemnifying Party in the defense or prosecution thereof, including by providing or causing to be provided, records and witnesses as soon as reasonably practicable after receiving any request therefor from or on behalf of the Indemnifying Party.

      If the Indemnifying Party assumes the defense of a Third Party Claim, then in no event will the Indemnitee admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the Indemnifying Party’s prior written consent (which shall not be unreasonably withheld); provided, however, that the Indemnitee shall have the right to settle, compromise or discharge such Third Party Claim without the consent of the Indemnifying Party if the Indemnitee releases the Indemnifying Party from its indemnification obligation hereunder with respect to such Third Party Claim and such settlement, compromise or discharge would not otherwise adversely affect the Indemnifying Party. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party shall be permitted to enter into, and the Indemnitee shall agree to, any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim and releases the Indemnitee completely in connection with such Third Party Claim and that would not otherwise adversely affect the Indemnitee or subject the Indemnitee to any equitable remedy.

      If an Indemnifying Party elects not to assume the defense of a Third Party Claim, or fails to notify an Indemnitee of its election to do so as provided herein, such Indemnitee may compromise, settle or defend such Third Party Claim. In such case, the Indemnifying Party shall be responsible for the cost of such compromise, settlement or defense.

      Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the Indemnitee in defending such Third Party Claim) if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnitee which the Indemnitee reasonably determines, after conferring with its counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages.

      (b) In the event any Tax Claim is disposed of pursuant to the provisions of this Section 5.3 or a Final Determination has been made in circumstances that give rise to a Tax Liability or an Established Liability on the part of Centex, any Centex Member or any Centex stockholder, as the case may be, then CXP shall pay to Centex all amounts in respect of any Tax Claim within twenty (20) business days after such Tax Claim is disposed of or such Final Determination has been made. For purposes of this Section 5.3(b), (i) “Tax Claim” shall mean any notice of deficiency, proposed adjustment, adjustment, assessment, audit, examination, suit, dispute or other written claim which is commenced or initiated against Centex, any Centex Member or any Centex stockholder with respect to Taxes that are attributable to the Reclassification or Distribution and which result from any act or acts of CXP or its Subsidiaries described in Section 4.5 or the breach by CXP of any representation or warranty set forth in this Agreement and (ii) “Final Determination” shall mean (A) the entry of a decision of a court of competent jurisdiction at such time as an appeal may no longer be taken from such decision or (B) the execution of a closing agreement or its equivalent between the particular taxpayer and the particular relevant taxing authority.

      SECTION 5.4     Subrogation. In the event of payment by an Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right or claim relating to such Third-Party Claim against any claimant or plaintiff or other person or entity asserting such Third-Party Claim, or any other person who is not a party to this Agreement. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right or claim.

      SECTION 5.5     Remedies Not Exclusive. The remedies provided in this Article V shall be cumulative and shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party; provided, however, that upon the consummation of the Distribution, the Indemnification Agreement, dated as of April 19, 1994, among CXP, Centex and the other parties named therein shall be terminated and be of no further force or effect.

      SECTION 5.6     Indemnification Payments. Indemnification required by this Article V shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or loss, liability, claim, damage or expense is incurred.

ARTICLE VI.

MISCELLANEOUS

      SECTION 6.1     Notices. All notices and other communications hereunder shall be in writing and hand delivered or mailed by registered or certified mail (return receipt requested) or sent by any means of electronic message transmission with delivery confirmed (by voice or otherwise), or by overnight courier service to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice) and will be deemed given on the date on which such notice is received:

To Centex:

Centex Corporation
2728 North Harwood
Dallas, Texas 75201
Fax No.: (214) 981-6859
Attn: Chief Executive Officer

with a copy to:

Baker Botts L.L.P.
2001 Ross Avenue
Dallas, Texas 75201
Fax No.: (214) 953-6503
Attn: Geoffrey L. Newton

To CXP:

Centex Construction Products, Inc.
2728 North Harwood
Dallas, Texas 75201
Fax No.: (214) 981-6559
Attn: Chief Operating Officer

and:

The Special Committee of the Board of Directors
c/o The Secretary of Centex Construction Products, Inc.
Centex Construction Products, Inc.
2728 North Harwood
Dallas, Texas 75201
Fax No.: (214) 981-6559

with a copy to:

Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
Attention: Michael M. Boone
Fax No.: (214) 651-5940
and
Attention: William L. Boeing
Fax No.: (972) 692-9053

      SECTION 6.2     Interpretation.

      (a) The article, section and paragraph headings contained herein are for the purposes of convenience only and are not intended to define or limit the contents of said articles, sections or paragraphs. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Whenever a reference is made in this Agreement to a “party” or “parties,” such reference shall be to a party or parties to this Agreement unless otherwise indicated.

Whenever the context requires, the use of any gender herein shall be deemed to be or include the other genders and the use of the singular herein shall be deemed to include the plural (and vice versa). Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement. The use of the words “hereof” and “herein” and words of similar import shall refer to this entire Agreement and not to any particular article, section, subsection, clause, paragraph or other subdivision of this Agreement, unless the context otherwise requires.

      (b) Each party hereto stipulates and agrees that the rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement to favor any party against the other, and that no party, including any drafting party, shall have the benefit of any legal presumption (including “meaning of the authors”) or the detriment of any burden of proof by reason of any ambiguity or uncertain meaning contained in this Agreement.

      SECTION 6.3     Amendments; No Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

      SECTION 6.4     Assignment. This Agreement shall not be assignable, in whole or in part, directly or indirectly, by any party hereto without the prior written consent of the other party hereto, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void.

      SECTION 6.5     Successors and Assigns. The provisions to this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Nothing contained in this Agreement is intended to confer upon any Person other than the parties hereto and their respective successors and permitted assigns, any benefit, right or remedies under or by reason of this Agreement, except that the provisions of Article V shall inure to the benefit of the Centex Indemnitees and the CXP Indemnitees. In addition, the provisions of this Agreement shall be binding upon any person that acquires, directly or indirectly, 50% or more of the (a) voting power, in an election of directors or otherwise, represented by the outstanding common stock, (b) shares of outstanding common stock or (c) assets of CXP on or after the Distribution Date, but CXP shall not enter into any agreement with respect to the foregoing or permit to be consummated any such transaction unless and until a writing shall be signed by any such person and delivered to Centex whereby such person agrees to assume the obligations of CXP hereunder.

      SECTION 6.6     Governing Law. Except insofar as mandatory conflicts of law principles require that the Distribution be governed by Nevada law, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and to be performed in the State of Delaware.

      SECTION 6.7     Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

      SECTION 6.8     Exhibits and Schedules. The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

      SECTION 6.9     Entire Agreement. This Agreement and the other Transaction Agreements constitute the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter hereof and thereof. No representation, inducement, promise, understanding, condition or warranty not set forth in the Transaction Agreements has been made or relied upon by any party hereto.

      SECTION 6.10     Severability. If any one or more of the provisions contained in this Agreement should be declared invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a declaration, the parties shall modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

      SECTION 6.11     Termination. This Agreement may be terminated and the Transactions may be amended, modified or abandoned at any time prior to the payment of the Cash Dividend by and in the sole discretion of Centex without the approval of CXP or the stockholders of CXP. This Agreement may be terminated by CXP only upon (i) a material breach by Centex of a representation, warranty or covenant contained in this Agreement, which breach is reasonably expected to result in a Material Adverse Effect with respect to CXP after giving effect to the Distribution and has not been substantially cured (so that no Material Adverse Effect would result therefrom) within 30 days after written notice thereof has been given to Centex or (ii) the termination of the Merger Agreement pursuant to Section 5.1(a)(iv) thereof. This Agreement shall terminate automatically without any action on the part of Centex or CXP in the event that the Merger Agreement is terminated in accordance with its terms. In the event of termination of this Agreement by either party hereto, except as set forth in Section 6.13, no party shall have any liability of any kind to any other party or any other person. After the payment of the Cash Dividend, this Agreement may not be terminated except by an agreement in writing signed by both parties and approved by a majority of the directors of CXP that are not affiliated with Centex.

      SECTION 6.12     Survival of Agreements. Except as otherwise contemplated by this Agreement, all covenants and agreements of the parties contained in this Agreement shall survive the Distribution Date.

      SECTION 6.13     Expenses. Except as otherwise set forth in this Agreement or in the Merger Agreement, all costs and expenses incurred in connection with the preparation, execution and delivery and the consummation of the Transactions shall be charged to and borne by the party incurring such costs and expenses. Notwithstanding the foregoing, if this Agreement is terminated for any reason without the Distribution having been consummated, Centex shall pay all out-of-pocket expenses of CXP incurred in connection with the Transaction Agreements. The provisions of this Section 6.13 shall survive any termination of this Agreement.

[Signature Page Follows]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

CENTEX CORPORATION

By:	/s/ LAURENCE E. HIRSCH

Name: Laurence E. Hirsch
Title: Chairman & CEO

CENTEX CONSTRUCTION PRODUCTS, INC.

By:	/s/ STEVEN R. ROWLEY

Name: Steven R. Rowley
Title: President & CEO

Exhibit A

ADMINISTRATIVE SERVICES AGREEMENT

     This Administrative Services Agreement (“Agreement”) is made and entered into as of    , 2003 by and between EAGLE MATERIALS, INC., formerly known as Centex Construction Products, Inc., a Delaware corporation (“Eagle”), and CENTEX SERVICE COMPANY, a Nevada corporation (“Service Company”).

R E C I T A L S

     Eagle desires to engage Service Company to perform certain services for Eagle as hereinafter set forth, and Service Company desires to accept such engagement, upon the terms and subject to the conditions set forth in this Agreement.

A G R E E M E N T

     NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Eagle and Service Company do hereby agree as follows.

     1. Term of Agreement. The initial term of this Agreement shall extend from the date hereof to the close of business on December 31, 2005, provided that this Agreement may be sooner terminated in accordance with the provisions of Section 8 hereof.

     2. Services. Service Company shall provide to Eagle such services as are described in Exhibit A hereto. Following the conclusion of the first six months of the two year term of this Agreement, the parties will implement a mutual plan to discontinue all of the Services provided hereunder by Service Company to Eagle incrementally over the next eighteen months so that by the end of the two year term all of such services will be provided internally by Eagle, or to Eagle by third parties not affiliated with Service Company.

     3. Insurance Coverage. At the commencement of this Agreement, Service Company will provide consultation to Eagle, on reasonable terms, as to all of Eagle’s insurance and bonding programs, including general liability, primary and excess umbrella, automobile, and workers’ compensation, for the benefit of Eagle.

     4. Liability of Service Company. Service Company shall not be liable, responsible or accountable in damages or otherwise to Eagle for any act performed by Service Company on behalf of Eagle in a manner reasonably believed by Service Company to be within the scope of the authority granted to it by this Agreement and in the interest of Eagle, provided that Service Company was not guilty of gross negligence or willful or wanton misconduct.

     5. Indemnification. Eagle shall indemnify, save harmless and defend Service Company and each of Service Company’s shareholders, directors, officers, employees, agents, attorneys and insurers (individually, an “Indemnitee”) against any and all losses, damages, liabilities, judgments, fines, penalties, amounts paid in settlement and expenses, including reasonable attorneys’ fees, incurred as the result of the negligence of any Indemnitee, or otherwise, arising out of or in connection with anything done or omitted by such Indemnitee in connection with the performance by Service Company of its duties and obligations under this

Agreement, provided that such Indemnitee’s conduct did not constitute gross negligence or willful or wanton misconduct. Notwithstanding anything in this Agreement to the contrary, the obligation of Eagle to indemnify, save harmless and defend each Indemnitee will survive the expiration or termination of this Agreement, no matter what the reason thereof, and such obligation to indemnify, defend and hold harmless will remain binding upon Eagle thereafter.

     6. Compensation. Service Company shall receive a fee for its services under this Agreement of $21,125 per month, which shall be paid by Eagle to the Service Company within five (5) days after the end of each month, which amount is intended to represent the cost to Service Company of providing such services, and the parties hereto hereby agree that such amount represents such cost. If Eagle fails to make such monthly payment within ten (10) days following the first of any month, the amount so owing by Eagle shall bear interest from and after the first day of such month until such amount has been paid in full at a rate equal to the lesser of the prime rate announced or published by Bank of America or the maximum rate of interest allowed by law.

     In addition to the monthly compensation described above, Eagle will reimburse Service Company for all out-of-pocket expenses incurred by Service Company in connection with the performance of services described above in Section 2. Out-of-pocket expenses will not include general and administrative services.

     7. Assignment and Delegation. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party without the prior written consent of the other party hereto. Any consent granted by either party to an assignment by the other party shall not be deemed a consent to any subsequent assignment. Notwithstanding the foregoing, Service Company may, without the consent of Eagle, assign and delegate the performance of and the responsibility for any duties and obligations of Service Company hereunder to any corporation, firm joint venture or partnership fifty percent (50%) or more of whose voting stock (or its equivalent) is owned directly or indirectly by, or which is otherwise controlled by, Centex Corporation. Upon execution of any such assignment and delegation, notice thereof in the form of an executed copy of the document or instrument effecting such assignment and delegation shall be delivered promptly by Service Company to Eagle and Service Company shall be released from any further obligation or responsibility under this Agreement for the performance of the duties and obligations so assigned and delegated.

     8. Termination. This Agreement may be terminated by any of the following methods:

     (a) This Agreement may be terminated at any time by written agreement of the parties hereto.

     (b) If either party fails to make any payment due hereunder or breaches any of the other terms of this Agreement in any material respect, the other party hereto shall give the breaching party written notice of such breach. If the breaching party fails to remedy the breach within thirty (30) days after receiving such notice, the other party may terminate this Agreement; provided, however, that if at the expiration of such thirty (30) day period the breaching party is diligently using its best efforts to remedy the breach, the other party may not terminate this Agreement on account of such breach during the additional period,

2

not to exceed sixty (60) days, in which the breaching party continues without interruption to use its best efforts to remedy the breach.

     (c) If either party hereto shall be dissolved and its business terminated, this Agreement shall automatically terminate upon the effectiveness of such dissolution.

     (d) This Agreement may be terminated by notice of Eagle to Service Company delivered no less than thirty (30) days prior to the effective date of termination, and such notice may be delivered for any reason.

     No termination of this Agreement shall have the effect of terminating Service Company’s right to collect any amounts owed to it under this Agreement.

     Within thirty (30) days following the termination of this Agreement, Service Company shall deliver to Eagle all instruments, documents, reports, books, accounts and records, and copies thereof, that Service Company has received from Eagle, or is holding on the behalf of Eagle, in connection with the rendering of services hereunder.

     9. Confidentiality. Service Company agrees that any information regarding Eagle that Service Company obtains or is furnished in connection with the performance of its duties and obligations under this Agreement, including, but not limited to, information regarding Eagle’s business and operations, is confidential and proprietary, and Service Company agrees to maintain the confidentiality of such information and not to disclose such information to any other party without prior written consent of Eagle, except to the extent that such disclosure is necessary to enable Service Company to perform its duties and obligations under this Agreement or to comply with its legal obligations. Information that is generally known in the industry or to the public or was known by Service Company prior to disclosure by Eagle pursuant to this Agreement shall not be deemed confidential or proprietary information for purposes of this Section 9. The terms of this Section 9 shall survive, and remain in effect following, the termination of this Agreement.

     10. Notices. Any notice, statement or demand required or permitted to be given under this Agreement shall be in writing and shall be personally delivered, sent by mail, sent by nationally known overnight courier service or sent by facsimile transmission, confirmed by letter, addressed to the party in the manner and at the address shown below, or at such other address as the party shall have designated in writing to the other party:

To Eagle:

Attention:	President
Fax:

To Service Company:
2728 North Harwood
Dallas, Texas 75201
Attention:	Secretary
Fax:	(214)

3

     11. Nature of Relationship. The parties hereto intend that Service Company’s relationship to Eagle shall be that of an independent contractor. Nothing contained in this Agreement shall constitute or be construed to be or create a partnership or joint venture between Service Company and Eagle or their successors or assigns, and neither Service Company nor any officer or employee of Service Company shall be considered at any time to be an employee of Eagle.

     12. Amendments. This Agreement cannot be amended, changed or modified except by another agreement in writing, duly signed by both parties hereto.

     13. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof.

     14. Headings. The section headings contained herein are for convenience of reference only and are not intended to define, limit, or describe the scope or intent of any provision of this agreement.

     15. Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Texas.

     16. Severability. Any provision of this Agreement that is prohibited or unenforceable under the laws of any jurisdiction shall be ineffective in such jurisdiction to the extent necessary to render such provision valid and enforceable, and if such provision cannot be rendered valid and enforceable in such jurisdiction by limitation it shall be ineffective therein. The invalidity or unenforceability of any provision of this Agreement shall not render invalid or unenforceable any other provision of this Agreement, unless the Agreement without the invalid or unenforceable provisions would be manifestly unfair to either party.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first set forth above.

EAGLE MATERIALS, INC

By:

President

CENTEX SERVICE COMPANY

By:

Vice President

4

EXHIBIT A

Services to be Provided by Centex Service Company

1.	Legal and Corporate Secretary.

a.	Management of intellectual property rights in protected names and marks used by Eagle

b.	Paralegal management of litigation and claims with consultation by Centex Law Department attorneys as requested

c.	Assistance with public company reporting issues and required filings with and reports to stock exchanges and the Securities and Exchange Commission, and assistance with corporate governance matters

d.	Maintenance of minute books, foreign qualifications and other corporate secretarial matters

e.	Assistance and advice as required in carrying out Eagle’s corporate compliance program.

f.	Administration of stock plans

2.	Public and Investor Relations.

a.	Review and distribution of press releases

b.	Advice on an as-needed basis

3.	Accounting. Advice and assistance with technical questions on an as-needed basis

4.	Benefits Administration. Management of Eagle’s health and welfare and retirement benefit plans together with a 401-K plan and an ESOP owned by Skywalker, for which plans Eagle will assume administrative responsibility

5.	Internal Audit.

a.	Assistance as required in the development of Eagle internal audit program to comply with stock exchange and Securities and Exchange Commission requirements

b.	Assistance and advice as required in carrying out Eagle’s internal audit

A-1

6.	IT

a.	Cash management

b.	Tax reporting

c.	Stock plans

d.	Payroll

e.	Telephone lines

f.	Secretariat

g.	Equity Edge

h.	CLD

7.	Finance, Treasury and Cash Management

a.	Monitor cash sweeps and related work

b.	Advice and assistance as needed

8.	Tax

a.	Filings of form 5500 in calendar year 2004

b.	Advice and assistance as needed

9.	Administrative Services

a.	Switchboard, mail, other central services

b.	Advice and assistance as needed

A-2

Exhibit B

TRADEMARK LICENSE AND DOMAIN NAME AGREEMENT

     THIS AGREEMENT (this “Agreement”) is entered into as of                     , 2003 (the “Effective Date”) by and between Centex Corporation, a corporation organized under the laws of the State of Nevada (“Centex”); Eagle Materials Inc. (formerly known as Centex Construction Products, Inc., or “CXP”), a corporation organized under the laws of the State of Delaware (“Eagle”); and Centex Materials, LLC, a limited liability company organized under the laws of the state of Delaware (“CM”). Centex, Eagle and CM are sometimes hereinafter referred to collectively as the “Parties.”

     WHEREAS, CXP was a wholly-owned subsidiary of Centex prior to completing an initial public offering of 51% of its common stock on April 19, 1994; and

     WHEREAS, in connection with the initial public offering, Centex and CXP entered into a Trademark License Agreement dated April 19, 1994 (the “Predecessor Agreement”) pursuant to which Centex licensed the use of the CENTEX trademark and certain other trademarks owned by Centex to CXP, and which remains in full force and effect; and

     WHEREAS, CXP and Centex entered into an Agreement and Plan of Merger with ARG Merger Corporation dated as of July 21, 2003 (the “Merger Agreement”), pursuant to which a portion of the shares of CXP’s common stock owned by Centex will be exchanged for an equal number of shares of CXP Class B Common Stock, the purpose of which is to facilitate the tax-free distribution by Centex to its stockholders of its approximately 65% equity ownership interest in CXP; and

     WHEREAS, CXP and Centex also entered into a Distribution Agreement dated as of July 21, 2003 (the “Distribution Agreement”) pursuant to which (i) CXP will pay a cash dividend to all of the holders of CXP’s common stock immediately prior to the reclassification and distribution; (ii) Centex will distribute all of its holdings of CXP Class B Common Stock and all of its holdings of CXP’s common stock to Centex’s stockholders on a pro rata basis; and (iii) CXP changed its corporate name to Eagle Materials, Inc.; and

     WHEREAS, Eagle and Centex mutually desire to terminate the Predecessor Agreement; and

     WHEREAS, as a related company of Centex, CXP used certain trademarks in connection with its business, and the Parties desire to enter into this Agreement to govern the continued use of those trademarks after the termination of the Predecessor Agreement and the transactions described above.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, receipt of which is hereby acknowledged, the Parties hereby agree as follows:

TRADEMARK LICENSE AND DOMAIN NAME AGREEMENT	Page 1 of 9

1.	DEFINITIONS

          1.1 “Centex Materials Marks” means the combined term “Centex Materials” and the marks set forth in Exhibit 1.1 hereto.

          1.2 “CXP Domain Name” means www.centex-cxp.com.

          1.3 “Domain Names” means the domain names set forth in Exhibit 1.2 hereto and any other domain names that incorporate the Licensed Marks and are owned by Centex.

          1.4 “Eagle Business” means each and every business conducted at any time prior to, on or after the Effective Date by Eagle, CXP or any current or future Subsidiary of Eagle, whether or not such Subsidiary is a subsidiary of Eagle as of the Effective Date.

          1.5 “Eagle Group” means Eagle, CXP and each entity that is a current or future Subsidiary of Eagle, whether or not such Subsidiary is a subsidiary of Eagle as of the Effective Date.

          1.6 “Eagle Marks” means the marks set forth in Exhibit 1.5 hereto.

          1.7 “Licensed Marks” means the marks set forth in Exhibit 1.6 hereto.

          1.8 “Subsidiary” means, with respect to any entity, (i) any corporation of which at least fifty percent (50%) of the securities, or fifty percent (50%) of other ownership interests, or at least fifty percent (50%) of the ordinary voting power are directly or indirectly owned or controlled by such entity or its Subsidiaries; (ii) any partnership of which such entity or one of its Subsidiaries is a general partner or as to which such entity or its Subsidiaries are entitled to receive at least fifty percent (50%) of the assets upon the liquidation thereof; or (iii) any limited liability company of which such entity or one of its Subsidiaries is a manager or is entitled to exercise management rights over the conduct of the business of such limited liability company, or as to which such entity or its Subsidiaries are entitled to receive at least fifty percent (50%) of the assets upon the liquidation thereof.

2.	THE PREDECESSOR AGREEMENT

          2.1 The Predecessor Agreement shall terminate automatically upon the Effective Date, and Eagle hereby waives the right to receive the notice required by Paragraph 1.b. of the Predecessor Agreement.

          2.2 Notwithstanding Paragraphs 9 and 10 of the Predecessor Agreement, Eagle shall have the right to continue use of the trademarks that were the subject of the Predecessor Agreement for a period of six (6) months after the Effective Date. However, Eagle agrees (i) not to order after the Effective Date any additional supplies and documents which have imprinted thereon the trademarks that were the subject of the Predecessor Agreement; and (ii) as soon as practicable during said six-month period, to remove all signs and identifiers used in the Eagle Business that refer to Centex.

TRADEMARK LICENSE AND DOMAIN NAME AGREEMENT	Page 2 of 9

          2.3 Eagle acknowledges and agrees that six months after the Effective Date, it can no longer use or display the name “Centex” or any variations thereof, or other trademarks, tradenames, logos or identifiers using the name “Centex” or otherwise owned by or licensed to Centex which have not been assigned or licensed to Eagle without the prior written consent of Centex. However, nothing contained in this Agreement shall prevent Eagle from using the “Centex” name in public filings with governmental authorities, materials intended for distribution to Eagle stockholders, or any other communication in any medium which describes the current or former relationship between Centex, CXP and/or Eagle.

3.	THE CENTEX MATERIALS MARKS

          3.1 License Grant. Centex hereby grants to CM, and CM hereby accepts, a non-sublicensable, exclusive, perpetual, and royalty-free license to use the Centex Materials Marks in connection with its ready-mix concrete and aggregates operations within the State of Texas, subject to the limitations set forth in this Agreement. The grant of the license hereunder to the Centex Materials Marks is non-transferable and non-assignable, except that CM may transfer and/or assign the license to a Subsidiary that is the surviving company of a merger, reorganization or consolidation with CM or another Subsidiary of the Eagle Group. Except as expressly set forth herein, no rights or licenses are granted to CM by Centex with respect to any other trademark, service mark, and/or trade name other than the Centex Materials Marks.

          3.2 Ownership. CM acknowledges that Centex owns the Centex Materials Marks and all rights therein and that nothing in this Agreement shall give CM any right, title or interest in or to the Centex Materials Marks other than pursuant to the license granted hereby.

          3.3 No Challenge. CM agrees that it will do nothing inconsistent with Centex’s ownership of the Centex Materials Marks and shall not claim adversely to Centex, or assist any third party in attempting to claim adversely to Centex, with regards to such ownership. CM agrees that it will not challenge the title of Centex to the Centex Materials Marks, oppose any registration thereof, or challenge the validity of this Agreement or the licenses granted herein.

          3.4 Maintenance. All costs associated with maintaining or renewing the Centex Materials Marks shall be borne by CM. CM, in its discretion, shall have the sole authority to decide whether to maintain and renew registrations for the Centex Materials Marks. At CM’s request and cost, Centex shall cooperate with CM and shall in general take such actions as are necessary to facilitate the maintenance and renewal of the Centex Materials Marks, including timely executing all documents necessary to do so, including without limitation powers of attorney, declarations, and affidavits. CM shall provide Centex any reasonably required information requested by Centex to facilitate its timely execution of such documents.

          3.5 Quality Control.

TRADEMARK LICENSE AND DOMAIN NAME AGREEMENT	Page 3 of 9

          (a) CM and Centex acknowledge and agree that Centex is intimately familiar with CM’s abilities and expertise in the manufacture of readymix concrete and aggregates (including without limitation sand, gravel and other like material).

          (b) CM agrees that all goods sold under the Centex Materials Marks will be of high quality, standard and skill. CM and Centex acknowledge and agree that due to the longstanding close working relationship between them, the fact that officer(s) of Centex are on Eagle’s Board of Directors, and given the high degree of Centex’s familiarity with CM’s abilities and expertise in the conduct of its business, Centex is entitled to rely upon CM’s own efforts to control the quality of the goods and services offered under the Centex Materials Marks.

          (c) Notwithstanding the foregoing, Centex shall have the right to impose on CM, as necessary, other specifications or requirements not provided for in this Agreement to ensure the requisite quality standards with respect to products manufactured or sold by CM that display the Centex Materials Marks. Further, CM shall, on reasonable request and notice from Centex, make available to CM samples of goods or materials displaying the Centex Materials Marks.

          3.6 Protection; enforcement.

          (a) CM shall promptly notify Centex of any and all infringements, imitations, simulations or other illegal use or misuse of the Centex Materials Marks that come to CM’s attention. As the sole owner of the Centex Materials Marks, Centex shall determine whether to take any action to prevent the infringement, imitation, simulation or other illegal use or misuse of the Centex Materials Marks.

          (b) CM shall render Centex all reasonable assistance in connection with any matter pertaining to the protection, enforcement or infringement of the Centex Materials Marks, whether in the courts, administrative or quasi-judicial agencies, or otherwise.

          3.7 Termination. Centex shall have the right to terminate this license upon the occurrence of one or more of the following: (a) any material breach by CM of its obligations under this Agreement which remains uncured for thirty (30) days or more following written notice of such breach from Centex, or (b) CM abandons the use of the Centex Materials Marks, or provides notice to Centex of its desire to terminate the license. Upon termination of the license, CM agrees it shall immediately cease any and all use of the Centex Materials Marks.

4.	THE LICENSED MARKS

          4.1 License Grant. Centex hereby grants to Eagle, and Eagle hereby accepts, an exclusive, perpetual, worldwide, royalty-free license to use the Licensed Marks in connection with the Eagle Business, subject to the limitations set forth in this Agreement. Eagle conducts the Eagle Business through the Eagle Group. The grant of the license hereunder to the Licensed Marks (i) includes the Eagle Group’s right to use the Licensed Marks in connection with the Eagle Business, and (ii) is non-transferable and non-assignable during the two-year period following the Effective Date, except that the

TRADEMARK LICENSE AND DOMAIN NAME AGREEMENT	Page 4 of 9

license may be transferred and/or assigned to a Subsidiary that is the surviving company of a merger, reorganization or consolidation with another Subsidiary of the Eagle Group during such two-year period. Notwithstanding the licenses granted herein and any of the provisions hereof, no rights or licenses are granted to Eagle by Centex with respect to any other trademark, service mark, and/or trade name other than the Licensed Marks.

     4.2 Ownership. Eagle acknowledges that Centex owns the Licensed Marks and all rights therein and that nothing in this Agreement shall give Eagle or the Eagle Group any right, title or interest in or to the Licensed Marks other than pursuant to the license granted hereby.

     4.3 No Challenge. Eagle agrees that it will do nothing inconsistent with Centex’s ownership of the Licensed Marks and shall not claim adversely to Centex, or assist any third party in attempting to claim adversely to Centex, with regards to such ownership. Eagle agrees that it will not challenge the title of Centex to the Licensed Marks, oppose any registration thereof, or challenge the validity of this Agreement or the licenses granted herein.

     4.4 Maintenance. All costs associated with maintaining or renewing the Licensed Marks shall be borne by Eagle. Eagle, in its discretion, shall have the sole authority to decide whether to maintain and renew registrations for the Licensed Marks. At Eagle’s request and cost, Centex shall cooperate with Eagle and shall in general take such actions as are necessary to facilitate the maintenance and renewal of the Licensed Marks, including timely executing all documents necessary to do so, including without limitation all powers of attorney, declarations and affidavits. Eagle shall provide Centex any reasonably required information requested by Centex to facilitate its timely execution of such documents.

     4.5 No Liens. Centex represents and warrants that the Licensed Marks are not currently encumbered by any liens, security interests, or any rights of others; and further, Centex will not permit or allow the Licensed Marks to be sold, transferred, assigned or encumbered in any way without the prior written consent of Eagle.

     4.6 Option to Purchase. After two (2) years from the Effective Date, Eagle shall have the right to purchase any or all of the right, title and interest in and to the Licensed Marks for a price to be mutually agreed to between Eagle and Centex, such price to take into account the fact that Eagle will already have the perpetual and exclusive right to use, maintain and enforce the Licensed Marks pursuant to this Agreement.

     4.7 Quality Control.

     (a) Centex and Eagle acknowledge and agree that Centex is intimately familiar with Eagle’s abilities and expertise in the Eagle Business and the manufacture of construction products, including without limitation cement, clinker, readymix concrete, aggregates (i.e., sand, gravel and other like material), paperboard and gypsum wallboard.

     (b) Eagle agrees that all goods sold under the Licensed Marks will be of high quality, standard and skill. Centex and Eagle acknowledge and agree that due to the

TRADEMARK LICENSE AND DOMAIN NAME AGREEMENT	Page 5 of 9

longstanding close working relationship between them, the fact that officer(s) of Centex are on Eagle’s Board of Directors, and given the high degree of Centex’s familiarity with Eagle’s abilities and expertise in the Eagle Business, Centex is entitled to rely upon Eagle’s own efforts to control the quality of the goods and services offered under the Licensed Marks.

     (c) Notwithstanding the foregoing, Centex shall have the right to impose on Eagle, as necessary, other specifications or requirements not provided for in this Agreement to ensure the requisite quality standards with respect to products manufactured or sold by Eagle that display the Licensed Marks. Further, Eagle shall, on reasonable request and notice from Centex, make available to Centex samples of goods or materials displaying the Licensed Marks.

     4.8 Protection; Enforcement.

     (a) In the event of any unauthorized application, registration, use or infringement of or for the Licensed Marks by third parties, Eagle may institute legal proceedings against such third parties, in its sole discretion and at its own cost, and may retain any recovery obtained. Eagle may also, at any time, without obtaining the consent or approval of Centex, request that any third party cease and desist from any unauthorized use or infringement of any of the Licensed Marks.

     (b) Centex shall render all reasonable assistance to Eagle in connection with any matter pertaining to the protection, enforcement or infringement of the Licensed Marks, whether in the courts, administrative or quasi-judicial agencies, or otherwise.

5. THE EAGLE MARKS

     5.1 Ownership. Centex acknowledges and agrees that Eagle (or an Eagle Group Subsidiary) owns all right, title and interest in and to the Eagle Marks, and will do nothing inconsistent with the ownership of the Eagle Marks.

     5.2 Unregistered marks; common law rights. Centex acknowledges and agrees that Eagle (or an Eagle Group Subsidiary) may have developed common law rights in certain unregistered marks in the conduct of the Eagle Business. Centex hereby disclaims any and all right, title and interest that it may have in and to such marks, if any.

6. DOMAIN NAMES

     6.1 Right to Use. Centex hereby grants to Eagle, and Eagle hereby accepts, an exclusive, perpetual, worldwide, royalty-free right to use the Domain Names in connection with the Eagle Business, subject to the limitations set forth in this Agreement. Eagle conducts the Eagle Business through the Eagle Group. The rights hereunder to use the Domain Names include the Eagle Group’s right to use the Domain Names in connection with the Eagle Business.

     6.2 CXP Domain Name. Centex shall maintain the registration for the CXP Domain Name for a period of two (2) years following the Effective Date. Not later than

TRADEMARK LICENSE AND DOMAIN NAME AGREEMENT	Page 6 of 9

thirty (30) days following the Effective Date, Centex will take such steps to ensure that the CXP Domain Name resolves to the new Eagle website. Eagle agrees to provide Centex with the information necessary to do so. At the end of the two-year period, Centex will no longer be obligated to maintain the CXP Domain Name.

     6.3 The Parties agree that the registration information for the CXP Domain Name and the Domain Names shall list Centex as the Registrant of record; however, Centex shall cause Eagle’s designated person’s contact information to be listed as the Technical Contact and the Administrative Contact.

     6.4 All costs associated with maintaining or renewing the CXP Domain Name and Domain Names shall be borne by Eagle. Eagle, in its discretion, shall have the sole authority to decide whether to maintain and renew registrations for the Domain Names. At Eagle’s request and cost, Centex shall cooperate with Eagle and shall in general take such actions as are necessary to facilitate the maintenance and renewal of the Domain Names. Eagle agrees to provide Centex with any reasonably required information requested by Centex to maintain the Domain Names.

     6.5 Option to Purchase. After two (2) years from the Effective Date, Eagle shall have the right to purchase all right, title and interest in and to the Domain Names for a price to be mutually agreed to between Eagle and Centex, such price to take into account the fact that Eagle will already have the perpetual and exclusive right to use and maintain the Domain Names pursuant to this Agreement.

7. GENERAL

     7.1 Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and hand delivered or mailed by registered or certified mail (return receipt requested) or sent by any means of electronic message transmission with delivery confirmed (by voice or otherwise), or by overnight courier service to the Parties at the following addresses (or at such other addresses for a Party as shall be specified by like notice) and will be deemed given on the date on which such notice is received:

If to Centex:	Centex Corporation 2728 North Harwood Dallas, Texas 75201-9000 Facsimile:

Attn:

If to Eagle:	Eagle Materials Inc. 2728 North Harwood Dallas, Texas 75201-9000 Facsimile:

Attn:

If to CM:	Centex Materials, LLC

TRADEMARK LICENSE AND DOMAIN NAME AGREEMENT	Page 7 of 9

2728 North Harwood Dallas, Texas 75201-9000 Facsimile:

Attn:

     7.2 Entire Agreement. This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof, and to the extent that this agreement is inconsistent with any prior agreement(s) between the Parties, the terms of this agreement will control.

     7.3 Amendment. This Agreement shall not be amended or otherwise modified except by a written agreement dated subsequent to the date of this Agreement and signed on behalf of Centex, CM and Eagle by their respective duly authorized representatives.

     7.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

     7.5 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and the Parties’ respective successors and assigns.

     7.6 No Waiver. No waiver of any breach of any provision of this Agreement shall constitute a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof, and no waiver shall be effective unless made in writing and signed by an authorized representative of the waiving party.

     7.7 Savings Clause. If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect.

     7.8 Further Assurances. The Parties agree to take such further action and execute, deliver and/or file such documents or instruments as are necessary to carry out the terms and purposes of this Agreement.

     7.9 Section Headings. The section headings used in this Agreement are intended for convenience only and shall not be deemed to supersede or modify any provisions.

TRADEMARK LICENSE AND DOMAIN NAME AGREEMENT	Page 8 of 9

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

CENTEX CORPORATION				EAGLE MATERIALS INC

By:		By:

	Name:		Name:

	Title:		Title:

CENTEX MATERIALS,LLC
By:

Name:

Title:

TRADEMARK LICENSE AND DOMAIN NAME AGREEMENT	Page 9 of 9

EXHIBIT 1.1

CENTEX MATERIALS MARKS

UNITED STATES

Mark	Registration No.	Registration Date

CENTEX MATERIALS, LP	1,968,670	April 16, 1996
[CENTEX CONSTRUCTION PRODUCTS LOGO]	1,932,900	November 7, 1995

UNITED KINGDOM

Mark	Registration No.	Registration Date

[CENTEX CONSTRUCTION PRODUCTS LOGO]	2,044,516	October 11, 1996

TRADEMARK LICENSE AGREEMENT — EXHIBIT 1	Page 1 of 3

EXHIBIT 1.2

DOMAIN NAMES

americangypsum.biz
americangypsum.info
centexmaterials.com
centexmaterials.biz
centexmaterials.info
illinoiscement.com
illinoiscement.biz
illinoiscement.info
mathewsreadymix.com
mathewsreadymix.biz
mathewsreadymix.info
mountaincement.com
mountaincement.biz
mountaincement.info
mountaincementcompany.biz
mountaincementcompany.info
nevadacement.com
nevadacement.biz
nevadacement.info
nevadacement.net
nevadacementco.com
nevadacementco.net
smoothroc.biz
westernaggregates.com
westernaggregates.biz
westernaggregates.info
wisconsincement.biz
wisconsincement.info
wisconsincementco.biz
wisconsincementco.info
riograndedrywallsupply.biz
republicgypsum.biz
republicgypsum.info
republicgypsumcompany.biz
republicpaperboard.biz
republicpaperboard.info
republicpaperboardcompany.biz
republicpaperboardcompany.info
republicfiber.biz
republicfiber.info
republicfibercompany.biz
republicfibercompany.info

TRADEMARK LICENSE AGREEMENT — EXHIBIT 1	Page 2 of 3

EXHIBIT 1.5

EAGLE MARKS

UNITED STATES

Mark	Registration No.	Registration Date

FIRE-ROC (owner: Centex Construction Products, Inc.	U.S. Reg. No.
	2,555,028	April 2, 2002
N Design (owner: Nevada Cement Co.) [N DESIGN LOGO]	Nevada State
	Registration	September 18, 1996
R REPUBLIC & Design (owner: Centex Construction Products, Inc.) [R REPUBLIC LOGO]	1,023,975	October 28, 1975
REPUBLIC FIBER COMPANY (owner: Centex Construction Products, Inc.)	2,606,288	August 13, 2002
REPUBLIC 54 (owner: Centex Construction Products, Inc.)	1,869,593	December 27, 1994
REPUBLIC GYPSUM (owner: Centex Construction Products, Inc.)	971,145	October 23, 1973
REPUBLIC GYPSUM COMPANY (owner: Centex Construction Products, Inc.)	2,627,276	October 1, 2002
REPUBLIC PAPERBOARD COMPANY (owner: Centex Construction Products, Inc.)	2,651,115	November 19, 2002
REPUBLIC PAPERBOARD COMPANY & Design (owner: Centex Construction Products, Inc.) [REPUBLIC PAPERBOARD COMPANY LOGO]	2,616,542	September 10, 2002
Star Design (owner: Centex Construction Products, Inc.) [R REPUBLIC LOGO]	1,543,501	June 13, 1989
TEXAS-LEHIGH (owner: Texas-Lehigh Cement Company, LP)	2,057,265	April 29, 1997
WATERSHIELD (owner: Centex Construction Products, Inc.)	1,287,951	July 31, 1984

TRADEMARK LICENSE AGREEMENT — EXHIBIT 2	Page 1 of 1

EXHIBIT 1.6

LICENSED MARKS

UNITED STATES

Mark	Registration No.	Registration Date

AMERICAN GYPSUM	2,171,076	July 7, 1998
AQUABLOC	971,158	October 23, 1973
EAGLEROC	2,222,618	February 9, 1999
FIREBLOC	735,175	July 31, 1962
ILLINOIS CEMENT CO	2,023,201	December 17, 1996
ILLINOIS CEMENT CO. & DESIGN [ILLINOIS CEMENT CO. LOGO]	2,023,266	December 17, 1996
M & DESIGN [M & DESIGN LOGO]	1,973,081	May 7, 1996
MATHEWS READYMIX, INC.	2,023,202	December 17, 1996
MISC. DESIGN (EAGLE LOGO)	2,213,119	December 22, 1998
MOUNTAIN CEMENT COMPANY	1,971,499	April 30, 1996
N & DESIGN (Nevada Cement Logo)	2,005,807	October 8, 1996
NEVADA CEMENT	2,023,203	December 17, 1996
SMOOTHROC	2,648,202	November 12, 2002
TL & Design [TL& DESIGN LOGO]	2,004,137	October 1, 1996
WA & DESIGN [WA & DESIGN LOGO]	1,973,080	May 7, 1996
WESTERN AGGREGATES	1,967,105	April 9, 1996

TRADEMARK LICENSE AGREEMENT — EXHIBIT 2	Page 2 of 1

Mark	Registration No.	Registration Date

WISCONSIN CEMENT CO.	2,023,200	December 17, 1996
WISCONSIN CEMENT CO. & Design [WISCONSIN CEMENT CO. LOGO]	2,021,819	December 10, 1996

CANADA

Mark	Registration No.	Registration Date

AMERICAN GYPSUM	542,536	March 16, 2001
AQUABLOC	542,533	March 16, 2001
EAGLEROC	TMA544134	April 25, 2001
FIREBLOC	563,215	June 10, 2002
FIRE-BLOC	266,900	February 26, 1982
MISC. DESIGN (EAGLE LOGO)	TMA544122	April 25, 2001

EUROPEAN COMMUNITY

Mark	Registration No.	Registration Date

AQUABLOC	TMA645515	March 18, 2002

MEXICO

Mark	Registration No.	Registration Date

AMERICAN GYPSUM	692,140	March 30, 2001
AQUABLOC	567,033	December 15, 1997
EAGLEROC	579,960	June 29, 1998
FIREBLOC	567,034	December 15, 1997
MISC. DESIGN (EAGLE LOGO)	592,961	November 24, 1998

TRADEMARK LICENSE AGREEMENT — EXHIBIT 2	Page 3 of 1

NEW MEXICO

Mark	Registration No.	Registration Date

RIO GRANDE DRYWALL SUPPLY CO.	TK99052001	May 20, 1999

TRADEMARK LICENSE AGREEMENT — EXHIBIT 2	Page 4 of 1